Exhibit 99.64

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For Immediate Release:

SANDSTORM RESOURCES RELEASES US$7 MILLION TO RAMBLER

METALS & MINING AND PROVIDES UPDATE ON MING MINE

Vancouver, British Columbia, January 6, 2011 – Sandstorm Resources Ltd. (“Sandstorm” or the “Company”) (TSX-V: SSL) has remitted US$7 million of the remaining US$13 million due to Rambler Metals & Mining PLC (“Rambler”) (AIM: RMM; TSX-V: RAB). In accordance with its gold purchase agreement, the Company will remit the remaining US$6 million to Rambler upon Rambler receiving all remaining permits to construct the Ming Mine, which is expected in the first quarter of 2011.

MING MINE

Operational Update

•	The contractor has mobilized for Nugget Pond foundation work and the second means of egress via shaft is progressing well. The anticipated completion date for both projects is January 30, 2011.
•	Financing and delivery terms have been negotiated for all underground equipment and all major components for new concentrator.
•	New exploration development has begun to the top of the 1807 zone via the 1600 ft level. This new development will also be used for ore access.
•

Early construction permits have been received from the Department of Natural Resources for office/dry facility and fresh water supply. Construction is well underway with all foundation work completed and the building is 50% constructed. The anticipated completion date is March 2011.

•	Refurbishment of mine ventilation infrastructure has begun including replacement of the building and heating units.

Exploration

Rambler has restarted the exploration program on the Ming Mine property. The program will particularly focus on three main components:

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•	Conversion of the 1.8 million tonnes of inferred resources into the measured or indicated categories.
•	To further define the extents of known mineralization. A portion of the resources for this program will be used delineate the extents of 1700 level wire gold zone.
•	Identify new zones and mineralization through the use of 3D modeling techniques.

Rambler is confident that once new diamond drill access is provided by pre-production development, new mineralization can be quickly added to the existing reserve-resource estimate.

The first exploration development program to the top of the 1807 Zone is now complete and has exposed a number of high grade mineralized lenses. All mineralization is chipped sampled daily with samples prepared and delivered to the lab for assaying. Below is a summary of two of the high grade mineralized zones intersected during this development program.

The table also includes assays from a massive sulphide zone reported from underground diamond drillhole RMUG10-168, completed in November 2010. This drill hole was designed to test the potential up-plunge extension of the 1700 level wire gold zone. Poor drilling angles prevent further testing from that level. A 0.50 meter assayed section from this massive sulphide zone returned 46.4 g/t Au.

Level (metric)	Zone	Length (m)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)

338 level	1807	0.90	14.30	2.23	21.10	0.50

346 level	1805	1.00	3.70	6.33	59.45	2.45

RMUG10-168	Wire Gold	7.60*	2.13	4.47	21.14	2.42

including		0.50*	5.70	46.40	26.10	0.60

*Length indicates core length; True width unknown.

Larry Pilgrim, P.Geo. is the Qualified Person responsible for the technical content of this release and has reviewed and approved it accordingly. Mr. Pilgrim is an independent consultant contracted by Rambler Metals and Mining plc.

For more information on the Ming Mine and the ongoing exploration program, please visit the Rambler website at www.ramblermines.com.

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ABOUT SANDSTORM RESOURCES

Sandstorm Resources Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, receives a percentage of the gold produced for the life of the mine. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corporation, Rambler Metals and Mining plc and Brigus Gold Corp. For more information visit: http://www.sandstormresources.com

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risk Factors” in Sandstorm’s annual information form for the financial year ended December 31, 2009. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Gold Wheaton Gold Corp., Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

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1050 - 625 Howe Street,	TSX.V: SSL
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Contact Information:

Sandstorm President & CEO

Nolan Watson

(604) 689-0234

Investor Relations Contact

Denver Harris

(604) 689-0234

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMRESOURCES.COM